

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2020

Jean-Pierre Sommadossi, Ph.D.
President and Chief Executive Officer
Atea Pharmaceuticals, Inc.
125 Summer Street
Boston, MA 02110

> **Re: Atea Pharmaceuticals, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 26, 2020**
> **File No. 333-249404**

Dear Dr. Sommadossi:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed October 26, 2020

Roche License Agreement, page 134

1.   Please disclose when the last-to-expire patent is scheduled to expire.

Jean-Pierre Sommadossi, Ph.D.
Atea Pharmaceuticals, Inc.
October 27, 2020
Page 2

You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Wesley C. Holmes, Esq.